UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Amendment No. 2)

Under the Securities Exchange Act of 1934

ATHERSYS, INC.

(Name of Issuer)

COMMON STOCK

 (Title of Class of Securities)

04744L106

(CUSIP Number)

December 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐           Rule 13d-1(b)
☒           Rule 13d-1(c)
☐           Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 04744L106	SCHEDULE 13G	Page of 2 of 14 Pages

1		NAME OF REPORTING PERSONS Aspire Capital Fund, LLC 27-1406279
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,519,158
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,519,158
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,519,158
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.9%
12		TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 04744L106	SCHEDULE 13G	Page of 3 of 14 Pages

1		NAME OF REPORTING PERSONS Aspire Capital Partners, LLC 27-1406238
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,519,158
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,519,158
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,519,158
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.9%
12		TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 04744L106	SCHEDULE 13G	Page of 4 of 14 Pages

1		NAME OF REPORTING PERSONS SGM Holdings Corp. 36-4303462
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,519,158
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,519,158
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,519,158
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.9%
12		TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 04744L106	SCHEDULE 13G	Page of 5 of 14 Pages

1		NAME OF REPORTING PERSONS Red Cedar Capital Corp. 20-1313891
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,519,158
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,519,158
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,519,158
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.9%
12		TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 04744L106	SCHEDULE 13G	Page of 6 of 14 Pages

1		NAME OF REPORTING PERSONS Chrisko Investors, Inc. 27-5414284
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,519,158
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,519,158
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,519,158
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.9%
12		TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 04744L106	SCHEDULE 13G	Page of 7 of 14 Pages

1		NAME OF REPORTING PERSONS Steven G. Martin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,519,158
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,519,158
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,519,158
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.9%
12		TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 04744L106	SCHEDULE 13G	Page of 8 of 14 Pages

1		NAME OF REPORTING PERSONS Erik J. Brown
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,519,158
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,519,158
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,519,158
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.9%
12		TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 04744L106	SCHEDULE 13G	Page of 9 of 14 Pages

1		NAME OF REPORTING PERSONS Christos Komissopoulos
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,519,158
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,519,158
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,519,158
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.9%
12		TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 04744L106	SCHEDULE 13G	Page of 10 of 14 Pages

Item 1(a)	Name of Issuer:

Athersys, Inc. (“Issuer”)

Item 1(b)	Address of Issuer’s Principal Executive Offices:

3201 Carnegie Avenue
Cleveland, Ohio 44115

Item 2(a)	Name of Person Filing:

Aspire Capital Fund, LLC (“Aspire Fund”)

Aspire Capital Partners, LLC (“Aspire Partners”)

SGM Holdings Corp. (“SGM”)

Red Cedar Capital Corp. (“Red Cedar”)

Chrisko Investors, Inc. (“Chrisko”)

Steven G. Martin (“Mr. Martin”)

Erik J. Brown (“Mr. Brown”)

Christos Komissopoulos (“Mr. Komissopoulos”)

Item 2(b)	Address of Principal Business Office or, If None, Residence; Citizenship

The address of the principal business office of each of Aspire Fund, Aspire Partners, SGM, Red Cedar, Chrisko, Mr. Martin, Mr. Brown and Mr. Komissopoulos is:

155 N. Wacker Drive, Suite 1600
Chicago, Illinois 60606

Item 2(c)	Citizenship

Aspire Fund -- Illinois

Aspire Partners – Illinois

SGM – Illinois

Red Cedar – Illinois

Chrisko – Illinois

Mr. Martin – United States

Mr. Brown -- United States

Mr. Komissopoulos -- United States

CUSIP No. 04744L106	SCHEDULE 13G	Page of 11 of 14 Pages

Item 2(d)	Title of Class of Securities:

Common Stock, par value $0.001 per share

Item 2(e)	CUSIP Number:

04744L106

Item 3.	Statement Filed Pursuant to Rule 13d-1(b) or 13d-2(b) or (c):

Not applicable.

Item4.	Ownership

Reporting person	Amount beneficially owned:	Percent of class:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Aspire Capital Fund, LLC	3,519,158	4.9%	0	3,519,158	0	3,519,158
Aspire Capital Partners, LLC	3,519,158	4.9%	0	3,519,158	0	3,519,158
SGM Holdings Corp.	3,519,158	4.9%	0	3,519,158	0	3,519,158
Red Cedar Capital Corp.	3,519,158	4.9%	0	3,519,158	0	3,519,158
Chrisko Investors, Inc.	3,519,158	4.9%	0	3,519,158	0	3,519,158
Steven G. Martin	3,519,158	4.9%	0	3,519,158	0	3,519,158
Erik J. Brown	3,519,158	4.9%	0	3,519,158	0	3,519,158
Christos Komissopoulos	3,519,158	4.9%	0	3,519,158	0	3,519,158

Aspire Fund may be deemed the beneficial owner of 3,519,158 shares of common stock of the Issuer (“Shares”), which consists of (i) 3,339,900 Shares and (ii) 179,258 Shares that can be obtained by Aspire Fund upon the exercise of warrants to acquire Shares.

Aspire Fund also holds an additional 1,236,826 warrants that are exercisable into an equal number of Shares.  However, Aspire Fund is contractually prevented from exercising such warrants to the extent that it would cause Aspire Fund to beneficially own more than 4.99% of the Issuer’s outstanding Shares.  Accordingly, pursuant to Rule 13d-3(d)(1)(i) of the Act, Aspire Fund is not deemed to beneficially own the Shares underlying such warrants.

Aspire Partners is the Managing Member of Aspire Fund.  SGM is the Managing Member of Aspire Partners.  Mr. Martin the president and sole shareholder of SGM, as well as a principal of Aspire Partners.  Mr. Brown is the president and sole shareholder of Red Cedar, which is a principal of Aspire Partners.  Mr. Komissopoulos is president and sole shareholder of Chrisko, which is a principal of Aspire Partners.

CUSIP No. 04744L106	SCHEDULE 13G	Page of 12 of 14 Pages

Pursuant to Section 13(d) of the Act, each of Aspire Partners, SGM, Red Cedar, Chrisko, Mr. Martin, Mr. Brown, and Mr. Komissopoulos may be deemed to be a beneficial owner of the Shares held by Aspire Fund.

Pursuant to Rule 13d-4 of the Act, each of Aspire Partners, SGM, Red Cedar, Chrisko, Mr. Martin, Mr. Brown, and Mr. Komissopoulos disclaims beneficial ownership of the Shares held by Aspire Fund.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☒.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of Subsidiary Which Acquired the Security Being
Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 04744L106	SCHEDULE 13G	Page of 13 of 14 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 27, 2014

ASPIRE CAPITAL FUND, LLC BY: ASPIRE CAPITAL PARTNERS, LLC BY: SGM HOLDINGS CORP.		ASPIRE CAPITAL PARTNERS, LLC BY: SGM HOLDINGS CORP.

By:	/s/ Steven G. Martin	By:	/s/ Steven G. Martin
Name:	Steven G. Martin	Name:	Steven G. Martin
Title:	President	Title:	President

SGM HOLDINGS CORP.		RED CEDAR CAPITAL CORP.

By:	/s/ Steven G. Martin	By:	/s/ Erik J. Brown
Name:	Steven G. Martin	Name:	Erik J. Brown
Title:	President	Title:	President

CHRISKO INVESTORS, INC.		STEVEN G. MARTIN

By:	/s/ Christos Komissopoulos	/s/ Steven G. Martin
Name:	Christos Komissopoulos
Title:	President

ERIK J. BROWN	CHRISTOS KOMISSOPOULOS

/s/ Erik J. Brown	/s/ Christos Komissopoulos

CUSIP No. 04744L106	SCHEDULE 13G	Page of 14 of 14 Pages

LIST OF EXHIBITS

Exhibit No.                                Description
99.1                                      Joint Filing Agreement.